[redacted]

KH 3/5

SECURI 13011586 SION

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66636

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Hauswirth Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 E. Buffalo Street
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy D. Cleveland (414) 431-6491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SP 3/13/13

OATH OR AFFIRMATION

I, Nancy D. Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Hauswirth Investment Management, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

NOTARY PUBLIC
MARCIA
GORSKI
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEVELAND HAUSWIRTH INVESTMENT MANAGEMENT, INC.

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2012

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

CLEVELAND HAUSWIRTH INVESTMENT MANAGEMENT, INC.

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2012

Cleveland Hauswirth Investment Management, Inc.

Annual Report

December 31, 2012

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cleveland Hauswirth Investment Management, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Cleveland Hauswirth Investment Management, Inc. (the Company) as of December 31, 2012 and December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2012 and December 31, 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Waukesha, Wisconsin
February 21, 2013

Cleveland Hauswirth Investment Management, Inc.
Statements of Financial Condition
December 31, 2012 and December 31, 2011

Assets

	2012	2011
Current Assets:		
Cash	$ 29,828	$ 35,775
Commissions receivable	4,125	5,035
Other prepaids	304	105
Total Current Assets	34,257	40,915
Property and Equipment:		
Computer equipment	8,559	8,559
Furniture and fixtures	406	406
Total Property and Equipment	8,965	8,965
Less: accumulated depreciation	(6,605)	(5,548)
Net Property and Equipment	2,360	3,417
Other Assets:		
Security deposit	4,000	4,000
Total Assets	$ 40,617	$ 48,332

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Financial Condition
December 31, 2012 and December 31, 2011

Liabilities and Stockholders' Equity

	2012	2011
Current Liabilities:		
Accounts payable	$ 3,597	$ 7,751
Total Current Liabilities	3,597	7,751
Stockholders' Equity:		
Common stock	150	150
Paid in capital	18,678	18,678
Retained earnings	18,192	21,753
Total Stockholders' Equity	37,020	40,581
Total Liabilities and Stockholders' Equity	$ 40,617	$ 48,332

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Income
For the Years Ended December 31, 2012 and December 31, 2011

	2012	2011
Revenue:		
Advisory fees	$ 598,199	$ 520,443
Commissions	42,746	85,077
Insurance payments	97,581	170,885
Other	1,718	1,250
Total Revenue	740,244	777,655
Expenses:		
Payroll and related benefits	475,693	539,518
Administration costs	4,600	5,950
Occupancy	51,221	50,510
Other operating expenses	98,812	108,397
Total Expenses	630,326	704,375
Net Income from Operations	109,918	73,280
Net Income	$ 109,918	$ 73,280

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2012 and December 31, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2010	$ 150	$ 18,678	$ 59,598	$ 172,212
"S" distributions	-	-	(111,125)	(111,125)
Net Income	-	-	73,280	73,280
Balance, December 31, 2011	150	18,678	21,753	134,367
"S" distributions	-	-	(113,479)	(113,479)
Net Income	-	-	109,918	109,918
Balance, December 31, 2012	$ 150	$ 18,678	$ 18,192	$ 130,806

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2012 and December 31, 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$ 109,918	$ 73,280
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	1,057	844
(Increase) Decrease in Assets:		
Commissions receivable	910	35,686
Other prepaids	(199)	-
Increase (Decrease) in Liabilities:		
Accounts payable	(4,154)	6,322
Net Cash Provided by Operating Activities	107,532	116,132
Cash Flows from Investing Activities:		
Fixed assets	-	(2,512)
Net Cash Used in Investing Activities	-	(2,512)
Cash Flows from Financing Activities:		
"S" distributions	(113,479)	(111,125)
Net Cash Used in Financing Activities	(113,479)	(111,125)
Net Increase (Decrease) in Cash	(5,947)	2,495
Cash - Beginning of year	35,775	33,280
Cash - End of year	$ 29,828	$ 35,775

Supplementary Disclosures of Cash Flow Information:

	2012	2011
Cash paid during the period for:		
Interest	$0	$0
Income taxes	$0	$0

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
December 31, 2012 and December 31, 2011

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on July 1, 2004. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is to provide investment management services, education and advice to retirement plan sponsors and participants. The Company will also manage assets for individuals meeting a minimum asset level. Investment management is delivered from the platform of registered investment advisor.

Income Taxes

The Company has elected "S" status for corporation income tax purposes. All income or loss flows through to the individual stockholders' income tax returns and are taxed at their personal rates. No provision for tax is required for the corporation.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2009. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2008.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight line methods over a three, five, seven, or ten year period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital and required net capital were $26,231 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 13.71%.

Note 3 - Common Stock

Common stock consists of 9,000 shares authorized, 150 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space and automobiles, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2013	$ 65,214
2014	56,962
2015	52,198
2016	50,315
2017	46,959
	$ 271,648

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2012 through February 21, 2013, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2012

		2012
Net Capital Computation		
Stockholder's equity at year end	$	37,020
Deductions:		
Nonallowable assets:		
Nonallowable receivables		(4,125)
Other assets		(4,000)
Other prepaids		(304)
Net property and equipment		(2,360)
Net Capital	$	26,231
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	240
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	3,597
Aggregate Indebtedness	$	3,597
Percentage of Aggregate Indebtedness to Net Capital		13.71%

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2012

		2012
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	26,231
Net changes per audit		-
Net Capital Per Previous Page	$	26,231

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors,
Cleveland Hauswirth Investment Management, Inc.

In planning and performing our audit of the financial statements of Cleveland Hauswirth Investment Management, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cleveland Hauswirth Investment Management, Inc. as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 21, 2013. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Waukesha, Wisconsin
February 21, 2013